Exhibit 99.2

BORR DRILLING LIMITED

NOTICE OF A SPECIAL GENERAL MEETING OF THE SHAREHOLDERS

TO BE HELD ON OCTOBER 1ST, 2024

NOTICE IS HEREBY given that a Special General Meeting of the Shareholders (the “Meeting” or “SGM”) of Borr Drilling Limited (the “Company”) will be held on October 1st, 2024 at 10:00 a.m. (local time), at the registered office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To consider the following Company proposal:

1.
To approve the delisting of the Company’s common shares from the Oslo Stock Exchange and to authorise the Board of Directors to take steps to implement the delisting including filing an application to the Oslo Stock Exchange on behalf of the Company.

By Order of the Board of Directors

Mi Hong Yoon
Company Secretary

September 3, 2024

Notes:

1.
The Board of Directors has fixed 5:00 p.m., Bermuda time on September 10th, 2024, as the record date for the determination of the shareholders entitled to attend and vote at the SGM or any adjournment thereof.

2.
Information concerning solicitation and voting for the SGM, in connection with the business proposals and a Form of Proxy voting for the SGM is available on the Company’s website at https://borrdrilling.com/ under “Investor Relations”. Shareholders can request hard copies free of charge upon request by writing to us at: 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda, or send an e-mail to: ir@borrdrilling.com.

3.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a copy of that power of attorney certified by a notary public, is sent to the Company Secretary at myoon@borrdrilling.com, to reach the Registered Office by not later than 48 hours before the time for holding the SGM.  If a Shareholder chooses to attend the SGM remotely, please contact the Company Secretary no later than 48 hours prior to the SGM, who will provide the Microsoft Teams link and dial in numbers in advance of the SGM.

4.	The proposed resolution set out above requires the affirmative vote of a simple majority of the votes cast in person or by proxy at the Meeting in order to be approved.

5.
A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.

The following information is applicable to holders of shares registered in the United States only:

The Company is pleased to furnish its proxy materials for the SGM to its shareholders via the internet. The Company believes that this e-distribution notice and proxy process will expedite shareholders’ receipt of proxy materials, lower the costs and reduce the environmental impact of the Company’s SGM. Accordingly, the Company will mail to its shareholders of record and beneficial owners instructions on how to access the SGM materials via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF BORR DRILLING LIMITED (THE “COMPANY”) TO BE HELD ON OCTOBER 1ST, 2024.

COMPANY PROPOSAL

PROPOSAL 1 – TO APPROVE THE DELISTING OF COMMON SHARES FROM THE OSLO STOCK EXCHANGE AND AUTHORISE THE BOARD TO TAKE STEPS TO IMPLEMENT THE DELISTING INCLUDING FILING AN APPLICATION TO THE OSLO STOCK EXCHANGE ON BEHALF OF THE COMPANY

On August 30th, 2017, the Company listed its common shares on the Oslo Stock Exchange (the “OSE”).  On July 31st, 2019, the Company listed its common shares on the New York Stock Exchange (the “NYSE”) under the ticker symbol “BORR”.

For the reasons set out below, the Board of Directors of the Company (the “Board”) believes that it is in the best interest of the Company and its shareholders to maintain a single listing on the NYSE and apply for a delisting of its shares on the OSE (the “Delisting”).

The majority of the daily trading volume of the common shares of the Company is now conducted on the NYSE.

In addition, the Board believes that the Delisting will eliminate regulatory duplication, complexities, and costs associated with complying with a dual-listing regime, consistent with the Company’s continued efforts to simplify the administrative aspects of business.

Further, recognizing a majority of the daily trading volume of the common shares of the Company is now conducted on the NYSE, the Board believes that a NYSE-only listing structure will provide adequate liquidity and even improved liquidity with all trading on one exchange.

Additionally, the Board expects that a NYSE-only listing structure may improve access to U.S. shareholders and analyst coverage, maximizing the Company’s ability to attract a broader investor base and access deeper pools of capital.

Finally, the Board believes a single listing is appropriate for the Company’s size, development, and strategy and aligns more closely with the Company’s peer group. The Board considers the cost of maintaining the OSE listing to be increasingly disproportionate to the benefits from such listing.

Although the Delisting would eliminate OSE regulation of the Company and its governance and public disclosure (such as OSE prospectus publication requirements related to new share issuances), the Board believes that the current corporate governance framework of the Company, NYSE listing rules and SEC regulations will sufficiently protect the interest of our shareholders. Hence, the Board believes that shareholder protections and information rights will be adequately maintained following the Delisting.

The Company intends to maintain a registration with the Euronext Securities Oslo (the “VPS”) for a 12-month period following the Delisting, to enable VPS shareholders to transfer their shares to the US market.

Should the Company receive the required affirmative vote from shareholders and approval of its subsequent delisting application, the Company will provide information on the delisting process and, for those shareholders holding OSE-listed shares through the VPS, the transfer of shareholdings from the OSE to the US clearing system (for NYSE trading).

For these reasons, the Board recommends that the Special General Meeting resolves to approve that the common shares  be delisted from trading at OSE and to authorise the Board to take steps to implement the delisting including filing an application on behalf of the Company to the OSE for the delisting of its common shares.

The Board recommends that the shareholders vote FOR Proposal 1.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Special General Meeting other than that stated in the Notice of Special General Meeting.

By Order of the Board of Directors

Mi Hong Yoon
Company Secretary

Hamilton, Bermuda

Forward looking statements

This notice includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, include statements relating to the proposed delisting of the Company’s common shares from the Oslo stock exchange and the expected benefits of delisting and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks relating to the proposed delisting including whether the delisting is approved by shareholders or the OSE and the impact of a delisting if completed, and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this notice. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Borr Drilling Limited (the “Company”)

Form of Proxy for use at Special General Meeting to be held on October 1st, 2024.

I/We

Of

being (a) holder(s) of _________________________________Common Shares of US$0.10 each of the above-named

Company on the record date of 5:00 p.m. Bermuda time on September 10th, 2024 hereby appoint the duly appointed Chairman of the meeting or ______________
to act as my/our proxy at the Special General Meeting of the Company to be held on October 1st, 2024 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll.  Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Proposal	For	Against	Abstain

1.
To approve the delisting of the Company’s common shares from the Oslo Stock Exchange and to authorise the Board of Directors to take steps to implement the delisting including filing an application to the Oslo Stock Exchange on behalf of the Company.

Date	Signature

Notes:

1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.  For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.
5.
If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialed.

6.	This proxy should be completed and sent to the following address by not later than 48 hours before the time for holding the meeting.

Holders of Shares registered on the Oslo Stock Exchange should return their Proxy Forms to:

DNB Bank ASA, Global Companies Registrars Section
Postboks 1600 Sentrum
0021 Oslo, Norway
Tel:  +47 23 26 80 16
Or via e-mail to:  vote@dnb.no